Exhibit 99.2

CYBERARK SOFTWARE LTD.

PROXY FOR AN ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 10, 2015
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints Donna Rahav and Jonathan M. Nathan, and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all the Ordinary Shares of CyberArk Software Ltd. (the "Company"), held of record in the name of the undersigned at the close of business on May 8, 2015, at an Annual General Meeting of Shareholders (the "Meeting") to be held at the executive offices of the Company, 94 Em-Ha'moshavot Road, Petach Tikva 4970602, Israel, on June 10, 2015 at 4:30 p.m. (Israel time), and at any and all adjournments or postponements thereof, on the following matters, which are more fully described in the Notice of 2015 Annual General Meeting of Shareholders of
the Company and Proxy Statement relating to the Meeting.

The undersigned acknowledges receipt of the Notice of 2015 Annual Meeting of Shareholders and Proxy Statement of the Company (the "Proxy Statement") relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is given with respect to any of the proposals for the Meeting, this Proxy will be voted "FOR" each proposal and in such manner as the holder of the Proxy determines with respect to any other business as may properly come before the Meeting or all and any adjournments or postponements thereof.

Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

CYBERARK SOFTWARE LTD.

June 10, 2015

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH PROPOSAL LISTED BELOW. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
				FOR	AGAINST	ABSTAIN
		1.	To re-elect each of (a) Ehud (Udi) Mokady and (b) David Schaeffer for a threeyear term as a Class I director of the Company, until the Company’s annual general meeting of shareholders in 2018 and until their respective successors are duly elected and qualified.	☐	☐	☐
				FOR	AGAINST	ABSTAIN
		2.	To approve, in accordance with the requirements of the Israeli Companies Law, 5759-1999: (i) an increase in the annual base salary of the Company’s President, Chief Executive Officer and director, Ehud (Udi) Mokady, and (ii) a one-time grant of options to purchase ordinary shares of the Company, par value NIS 0.01 per share, or ordinary shares, and restricted share units, to Mr. Mokady.	☐	☐	☐
				FOR	AGAINST	ABSTAIN
		3.	To approve an amendment to our 2014 Share Incentive Plan to increase the percentage of our outstanding share capital (from 2% to 4%) and the absolute number of ordinary shares (from two million to four million) by which the pool of ordinary shares may increase on an annual basis under the “evergreen” provision of that plan.	☐	☐	☐
				FOR	AGAINST	ABSTAIN
		4.	To approve a one-time increase in the number of ordinary shares available for issuance under our 2014 Share Incentive Plan by 2% of our total number of outstanding ordinary shares as of December 31, 2014.	☐	☐	☐
				FOR	AGAINST	ABSTAIN
5.
To approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2015 and until our 2016 annual general meeting of shareholders, and to authorize our Board of Directors to fix such accounting firm’s annual compensation.

				☐	☐	☐
To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.	☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.